Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

REGISTRATION STATEMENT
under
SCHEDULE B
of
THE SECURITIES ACT OF 1933

Province of Manitoba
 (Canada)
(Name of Registrant)

PAMELA WALLIN AND BRIAN SCHUMACHER
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10020
(Names and Address of Authorized Agents in the United States)

Send communications to:

J. PATRICK GANNON Deputy Minister of Finance Province of Manitoba Department of Finance Winnipeg, Manitoba, Canada	ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell 125 Broad Street New York, New York 10004

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as described herein.

The securities registered by this Registration Statement are to be offered on a delayed or continuous basis.

CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum	Amount of
Titles of Issues(1)	Being Registered	Aggregate Offering Price (2)	Registration Fee(3)

Province of Manitoba, Debt Securities and Warrants	U.S.$660,000,000	100%	U.S.$60,720

(1)	Title or class to be determined from time to time.

(2)	Estimated solely for the purpose of determining the registration fee.

(3)	The Prospectus included in this Registration Statement also relates to U.S.$340,000,000 aggregate principal amount of unsold securities registered by Registration Statement No. 333-14038, in respect of which the Province paid an amount of U.S.$31,280 in registration fees.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to U.S.$340,000,000 aggregate principal amount of unsold securities registered by Registration Statement No. 333-14038. This Registration Statement also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-14038.

U.S.$660,000,000 aggregate principal amount of securities registered by this Registration Statement and U.S.$340,000,000 aggregate principal amount of unsold securities registered by Registration Statement No. 333-14038, are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

     This Registration Statement, including the Basic Prospectus constituting a part thereof, relates to U.S.$660,000,000 aggregate principal amount of Debt Securities and Warrants of the Province of Manitoba to be offered as separate issues from time to time on terms to be specified and through underwriters or agents to be named in Prospectus Supplements to be delivered with, or subsequent to, the Basic Prospectus in connection with each offering. The Basic Prospectus included in this Registration Statement also relates to U.S.$340,000,000 aggregate principal amount of unsold Debt Securities and Warrants registered by Registration Statement No. 333-14038.

(ii)

The information in this prospectus is not complete and may be changed. The Province may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated November 8, 2002

Prospectus

PROVINCE OF MANITOBA
(Canada)

$1,000,000,000

Debt Securities
Warrants

The Province will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities or warrants unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated November    •   , 2002.

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
DESCRIPTION OF SECURITIES
General
Form, Exchange and Transfer
Global Securities
Payment and Paying Agents
Canadian Taxes
Warrants
Enforceability and Governing Law
DEBT RECORD
AUTHORIZED AGENTS
LEGAL OPINIONS
PLAN OF DISTRIBUTION
General
Delayed Delivery Arrangements
EXPERTS AND PUBLIC OFFICIAL DOCUMENTS
Consent of C. Lynn Romeo
Consent of Gardiner Roberts LLP
Consent of the Auditor General

About This Prospectus	2
Where You Can Find More Information	2
Use of Proceeds	3
Description of Securities	3
General	3
Form, Exchange and Transfer	4
Global Securities	5
Payment and Paying Agents	6
Canadian Taxes	7
Warrants	7
Enforceability and Governing Law	8
Debt Record	9
Authorized Agents	9
Legal Opinions	9
Plan of Distribution	9
General	9
Delayed Delivery Arrangements	10
Experts and Public Official Documents	10

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that the Province of Manitoba (the “Province”) filed with the Securities and Exchange Commission (the “SEC”) under a “shelf” registration process. Under this shelf process, the Province may, from time to time, sell any combination of debt securities (the “Securities”) and warrants (the “Warrants”) described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. This prospectus provides you with a general description of the Securities and Warrants the Province may offer. Each time the Province sells Securities or Warrants under this shelf process, the Province will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any prospectus supplement together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION”.

WHERE YOU CAN FIND MORE INFORMATION

     The Province files annual reports, amendments to annual reports and other information with the SEC. These reports and amendments include certain financial, statistical and other information about the Province, and may be accompanied by exhibits. You may read and copy any document the Province files with the SEC at the SEC’s public reference room in Washington D.C. You may also obtain copies of the same documents from the public reference room in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a Web Site at http://www.sec.gov. which contains reports and other information regarding issuers that file electronically with the SEC.

     The SEC allows the Province to “incorporate by reference” the information the Province files with them, which means that the Province can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. The Province incorporates by reference the documents listed below.

•	The Province’s Annual Report on Form 18-K for the year ended March 31, 2002; and

•	All amendments to the Province’s Annual Report on Form 18-K for the year ended March 31, 2002 filed prior to the date of this prospectus.

     The Province also incorporates by reference all future annual reports and amendments to annual reports, and any other information the Province files with the SEC pursuant to Sections 13(a) and 13(c) of the Securities Exchange Act of 1934 until it sells all of the Securities and Warrants. Each time the Province files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

     You may request a free copy of the annual reports, amendments to annual reports and other information mentioned above by writing or calling the Province at the following address:

Province of Manitoba Department of Finance Treasury Division, Room 9 Legislative Building Winnipeg, Manitoba CANADA R3C 0V8 (204) 945-1180

     You can also visit our Web Site at http://www.gov.mb.ca

     You should rely only on the information incorporated by reference or contained in this prospectus or any prospectus supplement. The Province has not authorized anyone to provide you with different or additional information. The Province is not making an offer of these Securities or Warrants in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

USE OF PROCEEDS

     The Province will use the net proceeds from the sale of the Securities and Warrants to:

•	Make payments authorized or required to be made out of the Consolidated Fund of the Province for General Government Programs; and

•	Make loans and advances to various Crown corporations, agencies, boards and commissions, including The Manitoba Hydro-Electric Board (“Manitoba Hydro”), principally for refinancing maturing debt or for capital expenditures in connection with its capital construction programs.

DESCRIPTION OF SECURITIES

     The Province may issue Securities in distinct series at various times. This section summarizes the terms of the Securities that are common to all series. The financial terms and other specific terms of your series are described in the prospectus supplement that is attached to this prospectus. If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement.

General

     The Securities, when issued, will be direct and unconditional obligations of the Province. The Securities are not secured by any of the Province’s property or assets. The Securities are not subordinated to any of the Province’s other general obligations and therefore rank equally with all the Province’s other unsecured and unsubordinated indebtedness. If, after the issuance of the Securities, the Province secures any present or future debenture, bond or note by any lien, pledge or other charge upon any of its present or future assets or revenue, the Securities will automatically be secured, equally and ratably by such lien, pledge or charge, with such other debenture, bond or note.

     Information Specified in the Prospectus Supplement. The prospectus supplement that relates to your Securities will specify the following terms:

•	Price of the Securities;

•	Title of the Securities;

•	The stated maturity date of the Securities on which the Province must repay principal;

•	The interest rate which the Securities will bear and, if variable, the method by which the interest rate will be calculated;

•	The date from which interest will accrue, the dates on which the Province must pay interest, and the record dates for payment of interest;

•	Where and how the Province will pay principal and interest;

•	Whether and in what circumstances the Securities may be redeemed before maturity;

•	Whether any amount payable in respect of the Securities will be determined based on an index or formula, and how any such amount will be determined;

•	Any foreign currency in which the Province may pay the Securities and the manner in which the principal amount would be translated in U.S. dollars, if necessary, such as to determine the principal amount outstanding when voting with other series of Securities;

•	Any alternate currency in which the Province may pay the Securities (whether at its option or yours), and the periods and terms for payment;

•	Whether any part or all of the Securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated (physical) securities; and

•	Any other terms of the Securities.

     If applicable, the prospectus supplement may also describe any special United States or Canadian federal income tax issues.

     The Province or affiliates of the Province may also sell certain outstanding securities issued by the Province and held by them. The prospectus supplement will state whether the Securities sold under this prospectus include any such outstanding securities.

Form, Exchange and Transfer

     The Securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples or as described in the prospectus supplement.

     You may exchange your Securities for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer your Securities at the office of The Bank of New York, which acts as Paying Agent. You will not be required to pay a service charge to transfer or exchange Securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will be made after the Paying Agent is satisfied with your evidence of title.

Global Securities

     The prospectus supplement that relates to your Securities indicates whether any of the Securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the Securities it represents. The global security will be registered in the name of a depository identified in the prospectus supplement or its nominee, and will be deposited with the depository, its nominee or a custodian.

     The global security will contain a legend that describes the restrictions on exchanges and transfers that may affect you. Some of these restrictions are described below.

     Limitation on Your Ability to Obtain Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depository or its nominee. Similarly, the global security will not be exchanged for Securities that are registered in the name of any person other than the depository or its nominee. An exception to these restrictions would be made only if:

•	The depository notifies the Province that it is unwilling, unable or no longer qualified to continue to act as the depository;

•	At any time the Province decides it no longer wishes to have all or part of the Securities represented by a global security; or

•	A default occurs that entitles the holders of the Securities to accelerate the maturity date and such default has not been cured.

     In those circumstances, the depository will determine in whose names to register any certificated (physical) Securities issued in exchange for the global security.

     The depository or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	You cannot get Securities registered in your name for so long as they are represented by the global security;

•	You cannot receive certificated (physical) Securities in your name in exchange for your beneficial interest in the global security;

•	You will not be considered to be the owner or holder of the global security or any Securities represented by the global security for any purpose; and

•	You cannot assert any right of a holder of the Securities unless you are authorized by the depository and the participant through which you hold your beneficial interest.

All payments on the global security will be made to the depository or its nominee.

     In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

     Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depository or a nominee of the depository, such as securities brokers and dealers, are called participants. Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depository keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

     When the depository receives payment of principal or interest on the global security, the depository is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

     The depository and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depository and its participants may change these policies and procedures from time to time. The Province has no responsibility or liability for the records of owners of beneficial interests in the global security, or for payments made or not made to owners of beneficial interests in the global security. Also, the Province is not responsible for maintaining, supervising, or reviewing those records or payments. The Province has no responsibility or liability for any aspect of the relationship between the depository and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

     Settlement of and Trading in Global Security. Beneficial interests in the global security will trade in the depository’s settlement system, which is a “same-day” (immediate) funds system. The Province does not know what effect the same-day funds settlement system will have on trading activity in beneficial interests in the global security.

Payment and Paying Agents

     On every interest payment date specified in the prospectus supplement, the Province will pay the interest due on a Security to the person in whose name the Security is registered at the close of business on the related “record date”. The record date will be specified in the prospectus supplement.

     The Province will make all payments of principal and interest on the Securities available to the Paying Agent on the designated dates in immediately available funds. The Paying Agent will in turn make payments to the owners of the Securities (or, in the case of a global security, to the depository or its nominee) as soon as possible.

Canadian Taxes

     C. Lynn Romeo, Crown Counsel of the Department of Justice of the Province of Manitoba, and Gardiner Roberts LLP, Canadian counsel for the underwriters or agents, if any, have provided opinions on the Canadian tax consequences of ownership of the Securities. In their opinions:

•	There are no withholding or other income taxes or capital gains taxes payable under the laws of Canada or of the Province in respect of the Securities or the premium thereon, if any, or the interest thereon by an owner who is not, and is not deemed to be, a resident of Canada and who does not use or hold, and is not deemed to use or hold, the Securities in carrying on business in Canada; and

•	No estate taxes or succession duties are presently imposed by Canada or the Province.

     The Securities will provide that the principal thereof and the interest thereon will be free from all taxes, duties, charges or impositions, now or hereafter imposed by the Government of Manitoba or by any taxing authority in Manitoba under the jurisdiction of the Legislature of the Province, so long as the owner of the Securities is not a resident of, or domiciled within, the Province.

Warrants

     The Province may issue Warrants for the purchase of Securities, either separately or together with the Securities. The Warrants, if any, will be issued under Warrant Agreements between the Province and a bank or trust company, as Warrant Agent. The terms of any such agreement will be described in the prospectus supplement that relates to your particular Warrants. The prospectus supplement that relates to your particular Warrants will describe the following terms:

•	The terms listed under the heading “DESCRIPTION OF SECURITIES — General — Information Specified in the Prospectus Supplement”, as they relate to the particular Securities you have the right to purchase if you exercise your Warrants;

•	The amount of Securities each Warrant entitles you to purchase if you exercise your Warrants and the purchase price to you of those Securities;

•	The procedures you must follow and the conditions you must satisfy in order to exercise your Warrants;

•	The dates on which your right to exercise your Warrants begins and expires;

•	Whether and when your Warrants and any Securities issued together with your Warrants may be sold or transferred separately; and

•	Whether the certificates that represent the Warrants will be issued in registered or bearer form and, if issued in registered form, where the Warrants can be transferred and registered.

Enforceability and Governing Law

     The Province is a foreign government entity and your ability to sue the Province may be limited. The Province has not agreed to waive any immunity from jurisdiction, and it has not appointed an agent in the United States upon which process may be served for any purpose. If you obtain a judgment or order against the Province in a court outside Manitoba, you may not be able to enforce the judgment or order against the Province in Manitoba or elsewhere unless the Province agrees to waive its immunity. However, you may sue and obtain a judgment against the Province in the courts of Manitoba based on the Securities, and you are not required to obtain the consent of any public official or authority in order to do so. The Province does not have immunity in the courts of Manitoba from lawsuits based on the Securities whether or not the person who brings the lawsuit is a resident of Manitoba or a citizen of Canada. You are not required to serve written notice upon the Province before you sue.

     If you obtain a judgment or order against the Province in the courts of Manitoba, you may not be able to enforce it by execution. However, under current law, your judgment or order must be paid by the Minister of Finance out of the Consolidated Fund together with any interest that may have accrued by law, unless the Province obtains a suspension of payment by court order pending an appeal or otherwise.

     The Securities and the Warrants will not specify a governing law but will be authorized under the laws of Manitoba.

     The prospectus supplement that relates to your Securities or Warrants may update or supersede any of the information in this section or any other section of this prospectus.

DEBT RECORD

     The Province has always paid the full face amount of the principal of and premium and interest on:

•	Every direct obligation issued by it; and

•	Every indirect obligation which it has been required to guarantee,

all promptly when due in the currency in which and the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

AUTHORIZED AGENTS

     The authorized agents of the Province in the United States are Ms. Pamela Wallin and Mr. Brian Schumacher, whose address is:

Canadian Consulate General 1251 Avenue of the Americas New York, New York 10020

LEGAL OPINIONS

     An opinion as to the validity of the Securities and Warrants will be provided, on behalf of the Province, by one of the following: the Minister of Justice and Attorney General, the Deputy or Assistant Deputy Attorney General, the Director or Assistant Director of Civil Legal Services of the Department of Justice of the Province, or a Crown Counsel of the Department of Justice of the Province.

     An opinion as to the validity of the Securities and Warrants will also be provided, on behalf of the underwriters, if any, by Gardiner Roberts LLP, 40 King Street West, Suite 3100, Toronto, Ontario M5H 3Y2 and Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Sullivan & Cromwell will rely as to matters of Canadian and Manitoba law on the opinions of Gardiner Roberts LLP and of whoever of the persons listed above provides an opinion on behalf of the Province. Gardiner Roberts LLP and whoever of the persons listed above provides an opinion on behalf of the Province will rely as to matters of United States law on the opinion of Sullivan & Cromwell.

PLAN OF DISTRIBUTION

General

     The Province may sell the offered Securities and Warrants (a) through underwriters or dealers; (b) through agents; or (c) directly to one or more purchasers. The underwriters through which the Province may sell Securities and Warrants may include Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC Oppenheimer Corp. and Credit Suisse First Boston Corporation. The Securities and Warrants may be sold from time to time in distinct series by different means at prices that are negotiated and fixed or that vary based on market prices.

     Underwriters, dealers and agents that participate in the distribution of the offered Securities and Warrants may be underwriters as defined in the Securities Act of 1933 (the “Act”), and any discounts or commissions received by them from the Province and any profit on the resale of the offered Securities and Warrants by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in the prospectus supplement.

     The Province may agree to indemnify the underwriters, dealers and agents against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Delayed Delivery Arrangements

     The Province may authorize underwriters or other persons to solicit offers by certain institutions to purchase Securities and Warrants from the Province under “delayed delivery” contracts. Purchasers of Securities and Warrants under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the Securities or Warrants on a date or dates stated in the prospectus supplement. Any delayed delivery contracts arranged by the underwriters will be entered into on or prior to the date of delivery to the underwriters of the Securities and Warrants to be purchased by them. Each delayed delivery contract will be for an amount not less than the respective amount stated in the prospectus supplement, and the total principal amount of Securities and Warrants sold under delayed delivery contracts will be no more or less than the respective amounts stated in the prospectus supplement.

     The institutions to which Securities and Warrants may be sold under delayed delivery contracts include: commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The Province must approve of every purchaser, and every delayed delivery contract must be authorized by the Province. Delayed delivery contracts will not be subject to any conditions except: (a) the purchase of the Securities or Warrants under the delayed delivery contract by a particular purchaser must be lawful at the time of delivery under the laws of any jurisdiction in the United States to which the purchaser is subject and (b) if the purchase is arranged by the underwriters, the sale of Securities and Warrants to the underwriters under the related underwriting agreement and terms agreement must have been completed.

     The underwriters or other persons who arrange delayed delivery contracts will not be responsible for the validity or performance of the contracts. The principal amount of Securities and Warrants each underwriter has agreed to purchase will be reduced by the respective amount of Securities and Warrants to be sold under delayed delivery contracts allocated to the underwriter as provided in the agreement among underwriters that relates to the Securities and Warrants.

EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

     This prospectus, any prospectus supplement and any document incorporated by reference may include information that is identified as taken from publications of the Province or Canada, or of agencies and instrumentalities of the Province or Canada. Whenever information is identified in this manner, it is included or incorporated based on the authority of such publication as a public official document.

     The Auditor General has audited the financial statements of the Province for the periods stated in this prospectus, any prospectus supplement or any document incorporated by reference. The financial information included or incorporated by reference in this prospectus has been derived from those financial statements. This financial information is included and incorporated by reference in this prospectus based on the authority of the Auditor General as an expert in accounting and auditing.

     The Auditor General has reviewed the audited financial statements of Manitoba Hydro included or incorporated by reference in this prospectus for the periods shown.

     The information included or incorporated by reference in this prospectus was supplied by the Minister of Finance of the Province of Manitoba in his official capacity as Minister duly authorized thereto by Order in Council.

PROVINCE OF MANITOBA

By: Don Delisle Assistant Deputy Minister of Finance

PART II

     1.     If substitution of any security for the funded debt or floating debt of the Province is permissible, furnish a statement of the conditions under which such substitution is permitted. If substitution is permissible without notice, furnish a specific answer to that effect.

     Neither the funded debt nor the floating debt of the Province is secured; consequently there is no provision for substitution of security.

     2.     Furnish the names and addresses of the underwriters.

     A list of the names and addresses of the underwriters who participate in the distribution of a particular issue of Securities or Warrants will be provided in an amendment to the Province’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to such issue.

     3.     Furnish the amounts or estimated amounts, itemized in reasonable detail, of expenses, other than underwriting commissions, incurred or to be incurred or borne by or for the account of the issuer in connection with the sale of the security to be offered or properly chargeable thereto, including legal, engineering, certification, and other charges.

     An itemized statement showing such expenses incurred or to be incurred or borne by or for the account of the Province or properly chargeable thereto in connection with the sale of a particular issue of Securities or Warrants will be provided in an amendment to the Province’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to such issue.

     4.     Furnish a copy of any agreement or agreements made with any underwriter governing the sale of the security within the United States.

     A copy of any such agreement or agreements made in connection with any issue of Securities or Warrants will be provided in an amendment to the Province’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to such issue or issues.

     5.     Furnish an agreement of the issuer to furnish a copy of the opinion or opinions of counsel in respect to the legality of the issue, with a translation, where necessary, into the English language. Such opinion shall set out in full all laws, decrees, ordinances, or other acts of Government under which the issue of such security has been authorized.

     The Province hereby agrees to furnish a copy of the opinion of the Minister of Justice and Attorney General, the Deputy Attorney General, the Assistant Deputy Attorney General, the Director of Civil Legal Services, the Assistant Director of Civil Legal Services or a Crown Counsel of the Department of Justice of the Province, as required, in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference herein, or in a post-effective amendment to this Registration Statement relating to a particular issue of Securities or Warrants.

UNDERTAKINGS

     The Province hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the Province shall not be required to file a post-effective amendment otherwise required by clauses (i) or (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

     (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Province pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

     (5)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Province’s annual report on Form 18-K or of amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises:

     (1)  The facing sheet and the explanatory note;

     (2)  Part I consisting of the Basic Prospectus;

     (3)  Part II consisting of pages II-1 through II-5; and

     (4)  The following Exhibits:

(A)	Form of Security.*

(B)	Opinion of the Minister of Justice and Attorney General, the Deputy Attorney General, the Assistant Deputy Attorney General, the Director of Civil Legal Services, the Assistant Director of Civil Legal Services or a Crown Counsel of the Department of Justice of the Province of Manitoba (including Order in Council attached as annex thereto).*

(C)	Consent of C. Lynn Romeo, Crown Counsel of the Department of Justice of the Province of Manitoba.

(D)	Consent of Gardiner Roberts LLP, Canadian counsel to the Underwriters.

(E)	Consent of the Auditor General.

(F)	List of Names and Addresses of Underwriters.*

(G)	Itemized list of expenses incurred or to be incurred or borne by or for the account of the Province or properly chargeable thereto.*

*	To be filed with an amendment to the Province’s Annual Report on Form 18-K incorporated by reference herein or in a post-effective amendment to this Registration Statement relating to a particular issue of Securities or Warrants.

SIGNATURE OF REGISTRANT

     Pursuant to the requirements of the Securities Act of 1933, set forth below is the signature of the registrant.

PROVINCE OF MANITOBA

By:	/s/ Gary Gibson Gary Gibson

November 8, 2002

SIGNATURE OF REGISTRANT’S AUTHORIZED AGENT IN THE UNITED STATES

     Pursuant to the requirements of the Securities Act of 1933, set forth below is the signature of the duly authorized agent in the United States of the registrant.

PROVINCE OF MANITOBA

By:	/s/ Brian Schumacher Brian Schumacher

November 8, 2002

EXHIBIT INDEX

Exhibit
Number	Description

4.1	—	Form of Security.*

5.1	—	Opinion of the Minister of Justice and Attorney General, the Deputy Attorney General, the Assistant Deputy Attorney General, the Director of Civil Legal Services, the Assistant Director of Civil Legal Services or a Crown Counsel of the Department of Justice of the Province of Manitoba (including Order in Council attached as annex thereto).*

23.1	—	Consent of C. Lynn Romeo, Crown Counsel of the Department of Justice of the Province of Manitoba.

23.2	—	Consent of Gardiner Roberts LLP, Canadian counsel to the Underwriters.

23.3	—	Consent of the Auditor General.

99.1	—	List of Names and Addresses of Underwriters.*

99.2	—	Itemized list of expenses incurred or to be incurred or borne by or for the account of the Province or properly chargeable thereto.*

*	To be filed with an amendment to the Province’s Annual Report on Form 18-K incorporated by reference herein or in a post-effective amendment to this Registration Statement relating to a particular issue of Securities or Warrants.